March 20, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:    Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Turkcell Iletisim Hizmetleri A.S. has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on March 20, 2017. Such disclosure is located in “Item 4B—Business Overview” under the heading “Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA)” of the Annual Report on Form 20-F.

Sincerely,

By:	/s/ Zeynel Korhan Bilek

Name:	Zeynel Korhan Bilek
Title:	Investor Relations and Merger & Acquisitions Director